FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Press release dated June 25, 2009, captioned “BT AND TATA COMMUNICATIONS SIGN GLOBAL STRATEGIC VOICE SERVICES AGREEMENT”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
June 25, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13547

25 June 2009

Sir,

Sub:	Press Release - BT AND TATA COMMUNICATIONS SIGN GLOBAL STRATEGIC VOICE SERVICES AGREEMENT

Please find sent herewith a copy of the press release on the captioned subject being issued today.

  Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

BT AND TATA COMMUNICATIONS SIGN GLOBAL STRATEGIC VOICE SERVICES AGREEMENT

Mumbai, India: June 25, 2009 - BT Group and Tata Communications Ltd., have signed a major voice services agreement that will allow two of the world’s largest providers of voice and IP services to mutually benefit from shared resources as part of a global supply arrangement.

Through the five-year agreement, Tata Communications will become BT’s primary supplier of International Direct Dial (IDD) and other voice termination services outside BT’s own footprint countries and BT will become Tata Communication’s main distribution channel for its IDD traffic into the UK, expanding into other markets across Europe as the relationship matures.

By providing each party with access to additional capacity and flexibility, the relationship will allow BT and Tata Communications to benefit from each others’ strengths as they develop and grow their businesses in their respective markets.

Brian Fitzpatrick, Managing Director of BT Wholesale Markets, said: “Tata Communications is a leader in the international wholesale voice business, making them a perfect partner to help us achieve additional economies of scale to those of our own. We look forward to maximising the opportunities this relationship presents to both organisations as we expand our portfolio of wholesale products and services and ultimately strive to become even more competitive with our pricing.”

Michel Guyot, President of Global Voice Solutions, Tata Communications, said: “We are proud to become BT’s primary supplier of international voice termination services. The agreement will increase both partners’ competitiveness and will enhance our respective service offerings. We are also very excited to have BT as our main distribution channel in the UK as we are confident that BT’s resources and strong knowledge of the European market will be of great benefit to Tata Communications.”

The relationship will allow BT and Tata Communications to benefit from their respective extensive global networks and advantageous cost structures. BT will also have access to Tata Communications’ world-class routing capabilities and on-line management systems providing greater economies of scale that will improve BT’s competitiveness in the international calls market.

ENDS/…

Notes to editors

For further information

Please contact the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.bt.com/newscentre.

Tata Communications media contact:

Janice Goveas

Tata Communications

+91 92233 94575

Janice.Goveas@tatacommunications.com

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group’s revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited), Nepal (United Telecom Limited), and subject to approval by the Chinese government, China (China Enterprise Communications)

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com